EXHIBIT 99.1


March 22, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen,

Arthur Andersen LLP ("Andersen"), our independent public accountant, has represented to us that its audit of our consolidated financial statements for the year ended December 31, 2001, was subject to Andersen's quality control system for its U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit and appropriate availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this audit.


Very truly yours,

/s/ MICHAEL L. ARMSTRONG

Michael L. Armstrong
Executive Vice President, Chief Financial Officer,
Treasurer and Assistant Secretary
Windsor Woodmont Black Hawk Resort Corp.